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         [METROPOLITAN LIFE INSURANCE COMPANY OF CONNECTICUT LETTERHEAD]

April 15, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549

     Re: Metropolitan Life Insurance Company of Connecticut Withdrawal Request for Form S-1 Registration Statement
           SEC File No. 333-173414

Dear Sir or Madam:

     Pursuant to Rule 477(b) under the Securities Act of 1933, as amended, Metropolitan Life Insurance Company of Connecticut ("MICC") hereby requests the withdrawal of MICC's registration statement on Form S-1 for MetLife Target Maturity ("MTM"), which has a market value adjustment feature, filed on April 8, 2011 (SEC Accession No. 0000950123-11-034248) (the "Registration Statement").

     MICC filed the Registration Statement on April 8, 2011 in anticipation of the impending Federal Government shutdown at midnight on April 9, 2011 and the uncertainty of whether the SEC staff would be available to declare effective SEC filings to ensure MICC would be able to continue to make available interests in MTM. MICC is requesting withdrawal of the Registration Statement, which is no longer necessary because the Federal Government did not shut down. No interests in MTM were sold in connection with the Registration Statement.

     Please  contact  Diane E. Ambler at (202)  778-9886 or Andras P. Teleki at
(202) 778-9477 with any questions or comments.

                                                   Sincerely,

                                                   Metropolitan Life Insurance
                                                   Company of Connecticut

                                                   /s/ Myra L. Saul

                                                   Myra L. Saul
                                                   Associate General Counsel

Cc:    Diane E. Ambler, K&L Gates
       Andras P. Teleki, K&L Gates
       Alison White, SEC